Exhibit (a)(9)



Contact: Corporate Communications
         404-715-2554

                          DELTA COMPLETES TENDER OFFER
                           FOR COMAIR HOLDINGS, INC.

     ATLANTA, November 22, 1999 - Delta Air Lines, Inc. announced today that its tender offer to purchase all outstanding shares of common stock of COMAIR Holdings, Inc. for $23.50 per share in cash expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, November 19, 1999. Delta, through a wholly-owned subsidiary, accepted for purchase and purchased all COMAIR shares validly tendered and not withdrawn prior to the expiration of the offer.

     Approximately 64.9 million shares of COMAIR common stock (about 87.2 percent of the outstanding shares not already beneficially owned by Delta prior to the beginning of the tender offer), including shares tendered pursuant to guarantees of delivery, were validly tendered and not withdrawn. As a result, Delta now beneficially owns approximately 90.0 percent of the total number of outstanding shares of COMAIR common stock (including the 21.1 million shares of COMAIR common stock beneficially owned by Delta prior to the beginning of the tender offer). Payment for shares validly tendered is expected to be made by Harris Trust Company of New York, acting as depositary for the tender offer, promptly in accordance with the terms of the offer.

     "COMAIR is a terrific regional airline with highly respected leadership, talented people, and an outstanding record of financial and operational performance," said Leo Mullin, Delta chairman, president and chief executive officer. "This new relationship will permit us to work more closely to integrate COMAIR's operation into the Delta Connection Carrier network, with even better opportunities to fulfill a key Delta objective - to get passengers from anywhere to everywhere."

     Delta, named Airline of the Year by Air Transport World magazine and "Best-Managed Major Airline" for 1999 by Aviation Week & Space Technology magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,340 flights each day to 361 cities in 62 countries.

                                      ###